Filed pursuant to Rule 433

Registration Nos. 333-255119, 333-258728

and 333-258728-01

June 12, 2023

BROOKFIELD RENEWABLE TO ACQUIRE DUKE ENERGY RENEWABLES

-	Solidifies Brookfield Renewable’s position as one of the largest renewable energy businesses in the U.S.
-	Almost 90,000 MW of combined operating and pipeline capacity across all major U.S. power grids
-	Immediately accretive to FFO with additional upside from asset repowerings and synergies
-	With the execution of a $650 million bought deal and concurrent private placement, we believe Brookfield Renewable remains well positioned to fund its long-term growth targets

BROOKFIELD, News, June 12, 2023 – Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners (“Brookfield”), today announced that it has agreed to acquire Duke Energy Renewables, a fully integrated developer and operator of renewable power assets in the U.S. with 5,900 megawatts of operating and under construction wind, utility scale solar and storage assets, and a 6,100 megawatt development pipeline for $1.05 billion in equity proceeds (approximately $265 million net to Brookfield Renewable).

Investment Highlights

•	One of the largest renewable platforms in the U.S.: Scale integrated power producer with one of the largest operating wind portfolios in the U.S., and a 6,100 megawatt development pipeline that is well positioned to benefit from a highly supportive regulatory backdrop and growing demand for renewable energy from commercial and industrial buyers.
•	Immediately accretive to FFO with strong cash flow visibility: Generating strong going-in cash flows, which are expected to be at least 3% accretive to 2024 FFO[1], with approximately 90% of cashflows contracted with a weighted average 13 year remaining life from strong investment grade counterparties.
•	Actionable, near term synergies: Opportunity to share platform costs within our existing business and the potential to leverage our relationships with the largest commercial buyers of clean power to secure high value contracts for new developments and any uncontracted volumes.
•	Repowering opportunities: Significant optionality to repower the operating wind portfolio over time, leveraging Brookfield Renewable’s recent experience repowering Shepherds Flat, the largest such project ever completed in the U.S.

“With this acquisition, we are adding a scale operating renewable platform located in highly attractive markets that we expect will immediately contribute meaningful cash flows with significant upside from potential asset repowering and synergies,” said Connor Teskey, CEO of Brookfield Renewable. “We are also adding to our pipeline of renewable development projects, solidifying our position as one of the largest renewable energy businesses in the U.S. with almost 90,000 megawatts of operating and development assets.”

Funding Update

On the back of significant outperformance of our growth targets, where over the last 18 months we have closed or agreed to invest up to $21 billion ($3.9 billion net to Brookfield Renewable), we have agreed to a bought deal and concurrent private placement, raising aggregate equity proceeds to Brookfield Renewable of $650 million.

1 Non‐IFRS measure. See “Cautionary Statement Regarding Use of Non‐IFRS Measures”.

With this offering, we believe we remain well positioned to fund our long-term growth targets through a mix of corporate debt, upfinancings of existing hydro assets and proceeds from asset recycling initiatives. So far this year, we are tracking ahead of our plans, having successfully executed approximately $600 million (~$400 million net to Brookfield Renewable) in capital recycling initiatives, and advanced other processes which we expect could generate meaningful additional proceeds when closed in the coming quarters.

With the expected benefit of our growth initiatives, the majority of which we expect to come on-line over the next twelve months, and our funding approach, we believe that we remain well positioned to deliver results in-line with our track record of double digit annual FFO per unit growth.

Equity Offering

Brookfield Renewable Partners L.P. (the “Partnership”) and Brookfield Renewable Corporation (“BEPC” and together with the Partnership, “Brookfield Renewable”) today announced concurrent equity offerings for aggregate gross proceeds of $500 million (the “Offerings”) on a bought deal basis by a syndicate of underwriters (collectively, the "Underwriters") co-led by Scotiabank, BMO Capital Markets, TD Securities Inc., CIBC Capital Markets, and RBC Capital Markets.

The Offerings will be comprised of a combination of limited partnership units of the Partnership (“LP Units”) and class A exchangeable subordinate voting shares of BEPC (“Exchangeable Shares”) in amounts determined by the Underwriters. The LP Units are offered at a price of $30.35 per LP Unit (the “LP Unit Offering Price”), and the Exchangeable Shares are offered at a price of $33.80 per Exchangeable Share (the “Exchangeable Share Offering Price”). The number of Exchangeable Shares and LP Units to be issued in the Offerings will be determined and announced on June 13, 2023.

Concurrently, one or more subsidiaries of Brookfield Reinsurance Ltd. (NYSE/TSX:BNRE) will purchase $150 million in the aggregate of either (i) LP Units at the LP Unit Offering Price (net of underwriting commissions) (the “Concurrent Unit Private Placement”) and/or (ii) Exchangeable Shares at the Exchangeable Share Offering Price (net of underwriting commissions) (the “Concurrent Exchangeable Share Private Placement”).

The aggregate gross proceeds of the Offerings, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement will be approximately $650 million.

The Offerings, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement are expected to close on or about June 16, 2023.

In addition, the Partnership and BEPC have granted the Underwriters over-allotment options, exercisable in whole or in part for a period of 30 days following closing of the Offerings, to purchase up to an additional 15% of the LP Units and the Exchangeable Shares to be sold in the Offerings at their respective offering prices. If the over-allotment options are exercised in full, the aggregate gross proceeds of the Offerings, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement would increase to approximately $725 million.

Offer Documents

The Partnership and BEPC have filed Registration Statements on Form F-3 (including prospectuses) with the United States Securities and Exchange Commission (the “SEC”) in respect of the Offerings. Before you invest, you should read the prospectus in the relevant Registration Statement, the prospectus supplements thereto in respect of the Offerings and other documents that the Partnership and BEPC have filed with the SEC for more complete information about Brookfield Renewable and the Offerings. Each of the Partnership and BEPC will also be filing a prospectus supplement relating to each Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, BEPC, any underwriter or any dealer participating in the Offerings will arrange to send you the prospectuses or you may request them in the United States from Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, NY 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, from BMO Nesbitt Burns Inc. at BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd St, 32nd floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com, or from TD Securities (USA) LLC, Attention: Equity Capital Markets, 1 Vanderbilt Avenue, New York, NY 10017, by telephone at (855) 495-9846 or by email at TD.ECM_Prospectus@tdsecurities.com, or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com, or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com; or in Canada from Scotiabank by mail at 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, attn: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704, or from BMO Nesbitt Burns Inc. at BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, or from TD Securities Inc. at 1625 Tech Avenue, Mississauga ON L4W 5P5 Attention: Symcor, NPM, or by telephone at (289) 360-2009 or by email at sdcconfirms@td.com, or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8, by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com, or from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable in any jurisdiction in which such offer, solicitation or sale would be unlawful.

- ends -

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,600 megawatts of installed capacity and a development pipeline including approximately 131,900 megawatts of renewable power assets, 12 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 2 million tons of recycled material, 4 million metric million British thermal units of renewable natural gas pipeline, a solar manufacturing facility capable of producing 5,000 MW of panels annually and 1 MMTPA green ammonia facility powered entirely by renewable energy. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Corporation, a leading global alternative asset manager with over $825 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
+44 7398 909 278	+ (416) 649-8172
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “believe”, “expect”, “will” or variations of such phrases and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters. Forward-looking statements in this news release include statements regarding the acquisition of Duke Energy Renewables and the anticipated benefits therefrom, the expansion of Brookfield Renewable’s business and expectations regarding future cash flows, Brookfield Renewable’s access to capital and its ability to fund its growth targets (including through corporate debt, upfinancings, capital recycling initiatives and other processes), growth initiatives, FFO accretion and FFO per unit growth, the Offerings, the Concurrent Unit Private Placement and the Concurrent Exchangeable Share Private Placement. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in each of the Partnership’s and BEPC’s most recent Form 20-F and other risks and factors that are described therein and in, or incorporated by reference in, the Partnership’s and BEPC’s Registration Statements and prospectus supplements relating to the Offerings. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO, which is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities. We believe that FFO is a useful supplemental measure that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For more information on FFO, please see Item 5.A “Operating Results – Part 9 – Presentation to Stakeholders and Performance Measurement – Performance Measurement” of the Partnership’s and BEPC’s most recent Form 20-F and Part 8 of the Partnership’s and BEPC’s Q1 2023 interim report. For a reconciliation of FFO to the most directly comparable IFRS measure, please see “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in the Partnership’s and BEPC’s most recent Form 20-F beginning on pages 121 and 86, respectively, and in the Partnership’s and BEPC’s Q1 2023 interim report beginning on pages 26 and 11, respectively.